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                          January 22, 2024

       John Keeler
       Chief Executive Officer
       Blue Star Foods Corp.
       3000 NW 109th Avenue
       Miami, FL 33172

                                                        Re: Blue Star Foods
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-275955

       Dear John Keeler:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2024

       General

   1. We note Exhibit 5.1 appears to cover warrants to purchase up to 435,035 shares of common stock. We note
the registration statement covers 435,035 shares of common
                                                        stock issuable upon the
exercise of warrants. Please revise or advise.
 John Keeler
FirstName  LastNameJohn   Keeler
Blue Star Foods Corp.
Comapany
January 22,NameBlue
            2024      Star Foods Corp.
January
Page 2 22, 2024 Page 2
FirstName LastName
       Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Cassie Olson